kenneth l. betts

Partner

214-453-646435

KBetts@winston.com

August 1, 2023

Ms. Isabel Rivera

Division of Corporation Finance

Office of Real Estate & Construction

United States Securities and Exchange Commission

Washington, D.C. 20549

Re:	American Hospitality Properties REIT II, Inc.
Amendment No. 1 to Draft Offering Statement on Form 1-A
Submitted June 16, 2023
CIK No.: 0001977210

Dear Ms. Rivera:

This letter is submitted on behalf of American Hospitality Properties REIT II, Inc. (the “Company”) to supplement the letter submitted by the Company on July 24, 2023 (the “Prior Response Letter”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the received Company’s Amendment No. 1 to Draft Offering Statement on Form 1-A (File No. 0001977210) (the “Offering Statement”), as set forth in your letter dated July 17, 2023 addressed to Mr. W.L. “Perch” Nelson, the Chief Executive Officer of the Company (the “Comment Letter”).

For reference purposes, the text of the comment from the Comment Letter the response to which is being supplemented by this letter has been reproduced herein with the supplemental response below such numbered comment.

General

23.	Please supplementally provide us with a template for your future NAV disclosures.

Response: In response to the Staff’s comment, the Company is hereby providing the Staff, on a supplemental basis, the Company’s template for future NAV disclosures by attaching such template hereto as Exhibit A.

If you have any questions in connection with these comments, please do not hesitate to contact me at (214) 453-6435 or by email at kbetts@winston.com.

Sincerely,

/s/ Kenneth L. Betts

Enclosures

cc:	W. L. “Perch” Nelson
Chief Executive Officer
American Hospitality Properties REIT II, Inc.

EXHIBIT A

(1) Estimated Balance Sheets as of _____ __, 20__ and _______ __, 20__.

(2) This amount does not include accrual for dividends payable that were declared before _____ __, 20__ that relate to the second quarter of ____ or dividends payable that were declared before _______ __, 20__ that relate to the first quarter of ____, respectively.

(3) The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on _____ __, 20__ and ________ __, 20__, respectively, as the NAV per share price is used to determine the redemption price in certain cases under our redemption plan.

On _____ __, 20__, the Company announced that its net asset value per share (“NAV”) as of _____ __, 20__ is $_____ per share of our common stock. This NAV per share of our common stock shall be effective until updated by us on or about _____ __, 20__ (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Plan of Distribution — Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the market value of our shares on a quarterly basis. However, the majority of our assets consist of hotel properties and, as with any real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our real estate assets and investments. In addition, for any given quarter, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the quarterly calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in a market transaction, and any potential disparity in our NAV per share may be in favor of either stockholders who buy new shares or existing stockholders. However, to the extent quantifiable, if a material event occurs in between quarterly updates of NAV that would cause our NAV per share to change by 10% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our Manager’s internal accountants calculated our NAV per share using a process that reflects (1) estimated values of each of our real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) quarterly updates in the price of liquid assets for which third party market quotes are available, (3) accruals of our distributions payable at the end of the quarter related to the current or previous quarters, and (4) estimates of quarterly accruals, on a net basis, of our operating revenues, expenses and fees.

For investments made within the previous or current quarter where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date.